[PUBLICIS GROUPE LOGO]

                                 PRESS RELEASE



                   PUBLICIS GROUPE ANNOUNCES EXCEPTIONAL 2003
                                  PERFORMANCE


PARIS, MARCH 9, 2004 -PUBLICIS GROUPE ANNOUNCED EXCEPTIONAL 2003 PERFORMANCE IN ALL AREAS DESPITE A DIFFICULT ECONOMIC AND BUSINESS ENVIRONMENT.

MAURICE LEVY, CEO, COMMENTED, "THE REMARKABLY TALENTED AND DEVOTED TEAMS IN OUR GROUPE ALL CONTRIBUTED TO OUR SUCCESS IN REACHING OR SURPASSING OUR FOUR CRITICAL BUSINESS OBJECTIVES FOR THE YEAR:

o    THE SUCCESSFUL INTEGRATION OF BCOM3

o    A RETURN TO SUSTAINABLE ORGANIC GROWTH

o    CONTINUED IMPROVEMENT IN OPERATING MARGIN

o    STRENGTHENING OUR BALANCE SHEET

OUR NUMBERS REFLECT SUCCESS IN ALL FOUR SIMULTANEOUS CHALLENGES."


HIGHLIGHTS OF THIS STRONG PERFORMANCE FOR PUBLICIS GROUPE FOR 2003:

o ORGANIC GROWTH REACHED + 2 %, INCLUDING AN ACCELERATION TO + 3.7 % DURING THE SECOND HALF OF THE YEAR

o WORLD INDUSTRY LEADER IN THE VOLUME OF NET NEW BUSINESS, A TOTAL OF 4 BILLION DOLLARS ((EURO)3.4 BILLION)

o    OPERATING INCOME: + 29 % TO REACH (EURO)553 MILLION

o    OPERATING MARGIN: 14.3 %, INCLUDING 15.3 % IN THE 2ND HALF OF THE YEAR

o    NET PROFIT (BEFORE GOODWILL) : + 21.8 % TO REACH (EURO)263 MILLION

o (EURO)445 MILLION IN THE 2ND HALF GENERATED IN THE FIRST STAGE OF THE 'FOCUS ON CASH' PROGRAM

o    GROSS CASH FLOW: + 19.8 % TO REACH (EURO)471 MILLION

o    NET DEBT REDUCED BY (EURO)164 MILLION

o    TOTAL CREDIT FACILITIES AVAILABLE AT DECEMBER 31 IN EXCESS OF (EURO)1
     BILLION

o    +8.3% INCREASE IN PROPOSED DIVIDEND, AT 0.26 EUROS


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                             [PUBLICIS GROUPE LOGO]

THE ANNUAL SHAREHOLDERS MEETING IS BEING HELD AT 11 AM, TUESDAY, JUNE 8, 2004, IN THE NEW CINEMA OF THE PUBLICISDRUGSTORE, 133 AVENUE DES CHAMPS ELYSEES, PARIS 75008, FRANCE.

MAURICE LEVY COMMENTED : "OUR 2003 OBJECTIVES WERE EXTREMELY AMBITIOUS. WITHOUT EXCEPTION, THEY WERE ACHIEVED OR SURPASSED. THEY INCLUDED THE SUCCESSFUL INTEGRATION OF BCOM3, A VERY COMPLEX TASK; REDISTRIBUTION OF THE ASSETS OF D'ARCY AFTER DISSOLVING ITS NETWORK; REORGANIZATION OF OUR HEALTH COMMUNICATIONS OFFERING; AND THE REPOSITIONING OF OUR SPECIALIZED AGENCIES AND MARKETING SERVICES, WHILE SIMULTANEOUSLY IMPROVING OUR PROFITABILITY AND BALANCE SHEET ."

MAURICE LEVY CONTINUED, "I AM EXTREMELY PROUD OF OUR PEOPLE. THEY GAVE THE BEST OF THEMSELVES TO ENABLE US TO KEEP OUR COMMITMENTS TO THE MARKET. THEIR EFFORTS ALSO ALLOWED US TO BECOME WORLD LEADERS IN NET NEW BUSINESS. GIVEN OUR COMPARATIVE SIZE, THIS IS ALL THE MORE A TRIBUTE TO SUCH AN ACHIEVEMENT. THIS PROVEN SUCCESS IS THE BEST EVIDENCE THAT OUR GROUPE TODAY IS UNIQUELY EQUIPPED TO RESPOND TO THE CHALLENGES FACED BY OUR CLIENTS."

COMMENTING ON NEXT STEPS, MAURICE LEVY STATED: "OUR OBJECTIVES REMAIN CLIENT-FOCUSED--AN ABSOLUTE COMMITMENT TO BRINGING CLIENTS THE MOST COMPLETE SERVICES, ADAPTED TO THEIR SPECIFIC NEEDS, THROUGH LEAN AND FLEXIBLE STRUCTURES; TO GROW FASTER THAN OUR COMPETITORS; TO SOLIDLY ESTABLISH A SUSTAINABLE OPERATING MARGIN OF 15% AND TO IMPROVE OUR FINANCIAL STRUCTURE. I REALIZE THAT THESE ARE ONCE AGAIN AMBITIOUS OBJECTIVES. HOWEVER, I AM CONVINCED THAT OUR GROUPE HAS THE PEOPLE NEEDED TO ACHIEVE THESE GOALS --- PEOPLE WITH REMARKABLE TALENT IN A CULTURE THAT THRIVES ON CHALLENGE. THAT IS THE PROVEN STRENGTH--AND THE STRENGTH OF CHARACTER--OF THE PUBLICIS GROUPE TODAY."


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                             [PUBLICIS GROUPE LOGO]

UNDER THE CHAIRMANSHIP OF MADAME ELISABETH BADINTER, THE PUBLICIS GROUPE SUPERVISORY BOARD MET MARCH 9, 2004 AND APPROVED THE ACCOUNTS AND MANAGEMENT REPORT FOR 2003 PRESENTED BY MAURICE LEVY, PRESIDENT DU DIRECTOIRE (CHAIRMAN &
CEO).

ALL 2003 OBJECTIVES WERE REACHED OR EXCEEDED SIMULTANEOUSLY WITH THE SUCCESSFUL INTEGRATION OF BCOM3, THE LARGEST-EVER ACQUISITION IN THE COMMUNICATIONS
INDUSTRY:

1 -RETURN TO SIGNIFICANT ORGANIC GROWTH:
----------------------------------------

Revenues for the year 2003 reached (euro)3.86 billion, an increase of 32% compared to revenues in 2002. On a fully-comparable basis and constant exchange rates, organic growth was +2% for the entire year. This growth accelerated considerably each quarter, particularly toward the end of 2003.

                         2003 ORGANIC GROWTH BY QUARTER

                        First quarter           - 1.2 %
                        Second quarter          + 1.6 %
                        Third quarter           + 2.0 %
                        Fourth quarter          + 5.2 %
                        YEAR                    + 2.0 %

The equivalent billings for Publicis Groupe in 2003 were (euro)32.2 billion, compared to 24.7 billion in 2003, an increase of 30%.

2 -IMPROVEMENT IN OPERATING MARGIN :
------------------------------------

In line with our Groupe's commitment, the operating margin during the second half of the year not only met but exceeded the objective of 15%, effectively reaching 15.3%. For the year as a whole, operating margin was boosted to 14.3%. This compares with 13.4% for 2002, on the basis of audited pro-forma accounts (an increase of 90 basis points). This also compares with the range of operating margins between 8.3% and 13.5% reported by other communications groups in 2003.

                                     OPERATING MARGIN
                                                        2002
                                           2003       (audited
                                                      pro forma)
                            ------------------------------------
                            First half     13.3%        12.6%
                            Second half    15.3%        14.2%
                            YEAR           14.3%        13.4%


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3 -SIGNIFICANT IMPROVEMENT IN WORKING CAPITAL REQUIREMENT:
----------------------------------------------------------

The working capital requirement was very significantly enhanced during the second half of 2003, generating over the year a total inflow of (euro)232 million. This included (euro)445 million cash inflow for the second half alone, which followed an outflow of (euro)213 million for the first half of the year. This improvement, outside of seasonal factors in the second half, represents one of the first effects of the Groupe-wide program 'Focus on Cash'.

4 - STRONG GROWTH IN FREE CASH FLOW:
------------------------------------

One consequence of this significant improvement in the working capital requirement is the very strong growth in "free cash flow*," reaching (euro)517 million over the year, despite important charges related to restructuring in the context of the integration of Bcom3.

5 - IMPORTANT REDUCTION IN GROUPE DEBT:
---------------------------------------

At the same time, net indebtedness of the Groupe was significantly reduced, from
(euro)1.33 billion at December 31, 2002 (and which had reached its highest level at (euro)1.553 billion at June 30, 2003) to (euro)1.166 billion at December 31, 2003. The ratio of Net Debt to Equity was at 91% at end-year, and at 71% at constant exchange rates. Lines of available credit at the end of 2003 stood at slightly over (euro)1 billion.

6 - IMPACT OF CHANGES IN EXCHANGE RATES:
----------------------------------------

These financial results are all the more impressive as they were achieved in a context of very unfavorable exchange rates, in particular that of the dollar which lost an average of 17% over the year.

The negative impact was approximately (euro)486 million on revenues, of (euro)72 million on operating income, and (euro)30 million on net income.

7-SUCCESSFUL INTEGRATION OF BCOM3:
----------------------------------

Groupe management attention in 2003 was focused on the successful integration of Bcom3, the largest and most ambitious acquisition in the history of our industry.

It involved considerable work that achieved great success. Highlights of key achievements:

o Creation of a new Groupe Management team integrating executives of the different Groupe units.

----------------------------
* Operating income after tax + depreciation and amortizations+change in working capital - capital expenditures- restructuring charges


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o    Creation of a single Groupe Management  organization at the holding company level in Paris, with the simultaneous dissolution of all corresponding management structures of the former Bcom3. This was achieved without major problems and in a spirit of constructive cooperation.

o Dissolution of the D'Arcy network and distribution of its assets in the other Groupe units. While less ambitious operations following mergers in the industry are known to have generated a variety of problems, this reorganization was achieved satisfactorally, without significant loss of clients or key personnel.

o Reconfiguration of our offering in the key sector of Healthcare Communications with the creation of Publicis Healthcare Communications Group, today worldwide leader in the field, according to MedAd News. The offer is focused on Medicus, Saatchi & Saatchi Healthcare and Publicis Healthcare Communications Specialty Group.

o The three main advertising networks-- Leo Burnett, Saatchi & Saatchi and Publicis Worldwide each found a natural place in the Groupe, with each featuring a unique and differentiated positioning. They are perfectly positioned to increase the attractiveness of our Groupe's offerings and thus continue to increase the Groupe's place in the industry.

o The activities of Marketing Services were reorganized to be more coherent and focused on the holistic philosophy of the Groupe, with the creation of Arc/Frankel in the U.S. and the strengthening of Publicis Dialog.

o In the important area of media agencies, Publicis Groupe is ranked number one worldwide (Recma rankings) with the Starcom MediaVest Group and ZenithOptimedia networks. These were reinforced during the year 2003 following the purchase of minority interests in Starcom Motive and ZenithOptimedia. A review is under way in this area in order to further strengthen our performance in this field.

o A number of initiatives were launched in 2003 to restructure administrative and real estate functions, notably the implementation of Shared Resources Centers.

8- STRATEGIC PARTNERSHIP WITH DENTSU:
-------------------------------------

The strategic partnership with Dentsu is developing extremely well. It involves the development of relations with clients in common and has led to the promising launch of iSe, whose capital is held 45% by Publicis Groupe, 45% by Dentsu Inc., and 10% by Sports Mondial. It has already won the key assignment for hospitality for the World Football Cup in 2006 in Germany.

9 - PUBLICIS GROUPE, NUMBER ONE WORLDWIDE IN NET NEW BUSINESS:
--------------------------------------------------------------

The total new business won by the Groupe---4 billion dollars (3.4 billion euros)-- placed the Groupe number one worldwide in net new business for the year. This cushions the effects of natural attrition among client accounts and the very


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                             [PUBLICIS GROUPE LOGO]

significant new business won is clear evidence of the market's perception of the Groupe's offer. This perception is reinforced by the impressive recognition for creativity won in top competitions by Publicis Groupe agencies:

o PUBLICIS GROUPE WAS SECOND AT THE CANNES ADVERTISING FESTIVAL OF 2003 WITH 255 POINTS AND 47 'LIONS'.

o Publicis Groupe emerges as the clear industrial leader in another Gunn ranking involving revenue weighted creative performance.

o LEO BURNETT AND SAATCHI & SAATCHI, were named among the top five by the Gunn Report, which classifies agency creativity according to the number of prizes and awards won.

o STARCOM MEDIAVEST GROUP WAS NAMED AGENCY OF THE YEAR BY Media Magazine and US MEDIA AGENCY OF THE YEAR BY AD AGE.

10 -REINFORCING MANAGEMENT:
--------------------------

     o THE GROUPE'S DIRECTOIRE was reinforced with the arrival of Roger Haupt, COO of the Groupe and, more recently, by Claudine Bienaime, General Secretary of the Groupe,and who replaced Bruno Desbarats-Bollet.

     o THE PUBLICIS WORLDWIDE NETWORK was considerably strengthened with the promotion of Rick Bendel as COO, the nomination of David Droga to the post of Worldwide Creative Director, and recruitment of top talent such as Christophe Lambert, President of Publicis Conseil, Olivier Altmann, Co- President of Publicis Conseil, Markus Starke, CEO of Publicis Frankfurt, Giorgio Lodi, CEO of Publicis Italia, Kirk Souder, CEO of Publicis & Hal Riney and the recent recruitment of Tim Lindsay Group Chairman of Publicis UK and of Colin Hearn, CEO of Publicis Dialog.

     o THE SAATCHI & SAATCHI NETWORK named Richard Hytner to the post of Chairman & CEO Europe (EMENA) and reinforced the management of its main agencies with, notably, Kevin Dundas CEO of its London agency, Scott Gilbert and Mike Burns , each co-CEO of New York, Rich Anderman, President of Los Angeles and Holger Lutz, CEO of the Frankfurt agency.

     o Leo Burnett Worldwide focused and significantly strengthened its management teams, including the recent appointment of Tom Bernardin, President, Clive Sirkin, Group Managing Director ,both working with Linda Wolf, CEO. Miguel Angel Furones, Chief Creative Officer, took up his new functions at the beginning of the year. Paul Eichelman, was also appointed Worldwide CFO. At Leo Burnett USA, the lead agency of the network in the US, appointments included Ben Kline , Chief Marketing Officer and Tom Dudreck, Vice Chairman and Director of Account Management, reporting to Cheryl Berman, Chairman and Chief Creative Officer. Nick Brien was named Global CEO of Arc and Dick Thomas, CEO of Arc North America. At a regional level, Richard Pinder was promoted to the position of CEO of the EMEA region and Michelle Kristula-Green, CEO of the Asia-Pacific region.


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                             [PUBLICIS GROUPE LOGO]

     o Jean-Yves Naouri has been appointed Executive Vice President, Publicis Groupe, to handle a strategic project.

     o A LONG TERM INCENTIVE PLAN based on stock options was developed in 2003 and will be put in place progressively in 2004.

     o A plan called "PEAK PERFORMANCE" was launched in 2003, under the responsibility of Kevin Roberts, member of the Groupe Directoire and CEO of Saatchi & Saatchi. The plains aims to develop a spirit of group identification and cultivate a taste for the highest levels of competitiveness.

11 - SIMPLIFICATION OF THE SHARE OWNERSHIP OF PUBLICIS GROUPE:
--------------------------------------------------------------

The merger of Publicis Groupe, Somarel , MLMS, and MLMS 2 took place on May 15, 2003, significantly simplifying the shareholding structure of the Groupe, which, at December 31, 2003, was composed of the following in terms of voting rights :

o    18.8 % for Madame Elisabeth Badinter,

o    16.6 % for Dentsu (capped to 15%) and
64.6 % for the public.

12 -SIGNIFICANT FINANCING INITIATIVES:
--------------------------------------

o Publicis Groupe continued in 2003 its refinancing actions begun in 2002, as well as the improvement of its liquidity. This included the issue of an 'Oceane' of 672 million euros (maturity date at 5 years, 0.75%) and signing of a three year syndicated credit facility "Club Deal" for 700 million euros.

o The Groupe launched a significant program of improvement in working capital called 'Focus on Cash'.

CONTACTS PUBLICIS GROUPE:
-------------------------
PIERRE BENAICH                  Investor relations Director
+33 1 44 43 65 00
EVE MAGNANT                     Corporate communications Director
+33 1 44 43 70 25

PUBLICIS GROUPE (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

WEB SITES: www.publicis.com and www.finance.publicis.com
           ----------------     ------------------------



                             [PUBLICIS GROUPE LOGO]

                                  ATTACHMENT 1

                                  KEY FIGURES

RESULTS
-------
(in euros)

                          2002*           2003          % increase       2002
                                                                       pro-forma
--------------------------------------------------------------------------------
Billlings               24.7 billion   36.5 billion      +30%       36.5 billion
Revenues                2.93 billion   3.86 billion     +32.0%      4.28 billion
EBITDA                   533 million    677 million     +27.0%      739 million
Ratio EBITDA/Revenues
                              18.2%        17.5%                        17.3%
Operating Income before  429 million   553 million%        +29.0%    573 million
amortization of
acquisition-                  14.7%        14.3%                        13.4%
related intangibles

Operating Margin

Net income (excluding    216 million    263 million     +21.8%       262 million
minority interests)
before goodwill
amortization

Net income (excluding   147 million     150 million     +2.0%        156 million
minority interests) after
goodwill amortization

EPS before goodwill         1.63           1.61         -1.2%           1.58
amortization

Diluted EPS before          1.51           1.36         -9.9%           1.38
goodwill amortization

*integrating Bcom3 on three months and five days.


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                             [PUBLICIS GROUPE LOGO]

BALANCE SHEET AT DECEMBER 31
----------------------------
(in millions of euros)                  2002             2003        Change

Equity                                  1,601           1,276         -325
Net debt                                1,330           1,166         -164
Debt/Equity ratio                       0.83            0.91


CASH FLOW ITEMS
---------------
(in euros)                              2002             2003       % change

Proposed Dividend                        0.24             0.26         +8.3%
Gross Cash Flow                         393 million     471 million   +19.8%


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                             [PUBLICIS GROUPE LOGO]

                                  ATTACHMENT 2
                              NEW BUSINESS IN 2003

ADVERTISING AGENCY NETWORKS

Publicis Worldwide
------------------

GLOBAL: Allied Domecq (spirits), Sanofi-Synthelabo (in cooperation with Publicis Healthcare Communications Group), Minute Maid (outside of the US), Cadbury (chocolate confections) in several countries.

Regional and national: AT&T, National Defense, Hitachi and Canada Post in Canada. Coinstar, Jamba Juice, Procter & Gamble/Intrinsa, Sara Lee / Deli/Meat/Cheeses, shopping.com and TBS Superstation in the US. Afflelou in France and in Spain. Deutsche Telekom (Corporate) and MAN Trucks in Germany. Wyeth in Austria. The State Lottery in Spain. EDF, Netclub and Sara Lee/Dim in France. Bolton Manitoba in Italy. Fortis (Corporate), Kawasaki Motors, UWV and Yakult in the Netherlands. Allianz in the Czech Republic,. Eurotunnel in the UK. Die Post in Switzerland. BellSouth in Latin America. Carrefour in China and Japan. National Commercial Bank in Saudi Arabia. INPEV in Brazil. Kyobo Life Insurance in Korea. L'Oreal/Garnier in India. Airbus in Japan. Nestle/Nido in Mexico. Hey Song (drinks) and Renault/YuLoon in Taiwan.

Leo Burnett Worldwide
---------------------

GLOBAL : Gateway Computers, McDonald's/Big Mac and Wella
REGIONAL AND NATIONAL : Affinity in Europe. Plasmon and Telecom Italia in Italy. Account extension for Heinz and the HP Bulmer account in the UK. Globus in Switzerland. Greek Petroleum in Greece. Canon and Virgin Credit Card in Australia. China Resources Group in China. Vitasoy in Hong Kong. IDBI Principal and India Oil Corporation in India. McDonald's in Indonesia. Petronas Dagang and TM Net in Malaysia. Uni/President in Taiwan. ConAgra/Healthy Choice in the US. Visa International in Latin America. Bardahl, Ferrero and Walmart/Suburbia in Mexico. Mobinil in Egypt.

Saatchi & Saatchi Worldwide
---------------------------

GLOBAL: Toyota/Prius, The Taiwan Tourist Office, the International Olympic Committee (outside of the US), significant account extensions for Toyota/Lexus in the US and in Europe.

REGIONAL AND NATIONAL: Emirates Airlines, Bel Group and an account extension of the European account for the Greek Tourist Office. Deutsche Telekom/T-Com in Germany The Olympic Committee of Greece. Autostrade, Boehringer/Ducolax OTC, Enel and Poste Italiane in Italy. The Dutch National Lottery. Royal Bank of Scotland and e-Bookers in the UK. Danone in Asia. America Movil/CTI in Argentina. Westpac Bank in Australia. Several Toyota accounts including that of the New York Toyota Dealers' Association, Procter & Gamble/Pharmavite and Wyeth in the US,. China Light & Power in Hong Kong. PDLT Hype in the Philippines. Pueblo Supermarkets ih Puerto Rico, Next Media in Taiwan.


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                             [PUBLICIS GROUPE LOGO]

Other Groupe advertising agency networks
----------------------------------------

o Fallon Worldwide : Subway worldwide account; Bahamas Ministry of Tourism; Simon Malls and David & Busters in the US ; Citibank in Asia ; Sony (retail store concept and QRIO) in Japan and in China,
o    Kaplan Thaler Group (US) : Ruby Tuesday, Pfizer/Zoloft, Pfizer/Celebrex
o Beacon Communications in Japan: account extensions with Procter & Gamble, McDonald's in Japan (with Dentsu).

MEDIA COUNSEL AND BUYING AGENCY NETWORKS

Starcom MediaVest Group
-----------------------
Cadbury Schweppes in the UK and in Spain. Procter & Gamble, Debitel and General Motors/Cadillac in Germany, Tele2 in France. Coca-Cola in Hungary. Bracco, Italtel, Plasmon and TetraPak in Italy. Stivoro and British Telecom in the Netherlands. Cyfra Plus in Poland. Interbrew/Staropramen in the Czech Republic. Admiral Insurance, Avon, Barclay Card, Bradford and Bingley, British Telecom (extension), FlyBe, HFC Bank and Scottish Power in the UK. Ramenka in Russia, Visa International and BellSouth for Latin America. South African Post Office. Coca-Cola and Nippon Paint in China. Coca-Cola, Gateway Computers, Heinz Frozen Foods and an account extension for Kraft Foods in the US. PTT and Red Bull in Thailand.

ZenithOptimedia
---------------
Wyeth worldwide account. Electrolux in Europe. Procter & Gamble in the UK, in Spain, and in Portugal. Coty, Focus and the Indonesian Tourist Office in Germany. COI Visit Britain, Leapfrog, Power House and UIP (United International Pictures) in the UK. Cadbury/Wedel and PZU insurance in Poland. The Spanish Government. LVMH and Sony in Asia. Toyota Scion, Miramax, Leapfrog and Western Wireless in the US. Telekom Malaysia in Malaysia. Pfizer Consumer Healthcare and Canada Post in Canada. JianLiBao and LVMH in China. Procter & Gamble in Vietnam. Goodman Fielder in New Zealand. Westfield in Australia.

SAMS (SPECIALIZED AGENCIES AND MARKETING SERVICES)

Publicis Healthcare Communications Group
----------------------------------------
Abbott/Humira -AstraZeneca/Rhinocort, Pulmicort and Symbicort -BMS/Pravachol - Berlex/Campath - Bertek/Asimia - The Diabetes Consortium - GSK/Ez Tab and Clobex
- Johnson & Johnson/ Duragesic, Ethicon, Janssen and Sedation -Pfizer/Eyetech and Macugen - Teva/Purinethol -Watson Pharmaceuticals/Oxytrol - Yamanouchi/Vesicare in the US. Altan/Alvesco in Germany. CSL/ Bioplasma in Australia. Bayer/Avelox in Canada. GSK/Augmentin, Sankyo/Benicar, Livalo in Japan.

Manning, Selvage & Lee
----------------------
Pfizer/Aricept - Pfizer/Pharmacia/Xalatan - account extensions with Inamed, GSK, Kraft, Pfizer, Philips, Procter & Gamble and Roche.

Frankel (US)
------------
Several Coca-Cola accounts- London Fog - P&G/Pampers.